Exhibit 4.52

Power of Attorney

Principal:	Guijun Wang
IDNo.:	110108197604075411
Address:	No. 17, Andeli North Street Jia, East District, Beijing

Agent:	Leilei Wang
IDNo.:	110102197304020437
Address:	No.1001, Building 1, Xiao Yang Yi Bin Hutong, Dongcheng District, Beijing

The Principal, Guijun Wang, a citizen of the People’s Republic of China, hereby authorizes Mr. Leilei Wang to exercise all voting powers as a shareholder of Beijing Xinrui Network Technology Co., Ltd., (“Xinrui”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Xinrui.

Unless consented by the board of directors of KongZhong (China) Co., Ltd. (“KongZhong China”), the aforesaid authorization is irrevocable. The Principal also agrees that KongZhong China is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Xinrui with due diligence and care, and will act in accordance with directions of the board of directors of KongZhong China.

This Power Attorney will come into effect on the day of execution and will expire upon dissolution of KongZhong China.

/s/ Guijun Wang	(Signature)
Guijun Wang
Date: February 8, 2009